EARLYBIRDCAPITAL, INC.

275 Madison Avenue

New York, New York 10016

July 14, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Jerard Gibson, Staff Attorney

Re:	1347 Capital Corp. (the "Company") Registration Statement on Form S-1 originally filed May 5, 2014 (File No. 333-195695) ( the "Registration Statement")

Dear Mr. Gibson:

In connection with the Registration Statement on Form S-1 of 1347 Capital Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 4:00 P.M., Tuesday, July 15, 2014 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By: /s/ Steven Levine

Name: Steven Levine

Title:   CEO